Exhibit 99.2

PRESS RELEASE

Sanofi Appoints Dr. Ameet Nathwani to Executive Committee and Executive Vice President, Group Chief Medical Officer

Paris, France - March 10, 2016 - Sanofi announced the appointment of Dr. Ameet Nathwani as a new member of the Executive Committee, effective May 1, 2016. Dr. Nathwani joins Sanofi from Novartis and will take the position of Executive Vice President, Group Chief Medical Officer.

Dr. Nathwani will be responsible for enterprise-wide medical, patient safety, medical quality assurance and will insure the highest standard of transparency and compliance in Sanofi’s interactions with healthcare providers, patients and medical organizations. He will work in cooperation with Global R&D and the Global Business Units. Dr. Nathwani succeeds Dr. Paul Chew who has served as Senior Vice President, Chief Medical Officer since January 2013 and plans to retire later this year.

“Our industry is experiencing increased pressure to support reimbursement with customized data from real-world evidence, demonstrate ongoing benefit-risk of registered products through continuous scientific data generation, and ensure that data are effectively and transparently communicated. In order to shape Sanofi’s strategy and enhance our world class medical capabilities to address these challenges we have elevated the role of the Chief Medical Officer to the Executive Committee,” said Olivier Brandicourt, Chief Executive Officer, Sanofi. “We are very happy to count on Ameet’s strong experience in both development and medical fields. I would also like to take this opportunity to thank Paul Chew for his many valuable contributions to Sanofi. During his long-standing career, Paul has been a highly valued and key Sanofi leader who has demonstrated strong medical leadership.”

A U.K. citizen, born in Uganda and educated in the U.K., Dr. Nathwani has more than 20 years of experience in the pharmaceutical industry beginning in 1994 when he joined Glaxo Group Research. From the period of 1994 to 2004 he held increasingly senior global functional and franchise leadership roles in research and development in Glaxo, SmithKline Beecham and GlaxoSmithKline, both in Europe and US. He joined Novartis in 2004 as the Senior Vice President and Global Development Head of the Cardiovascular and Metabolic Franchise and over the period of 11 years has held a number of senior development and commercial positions including the Global Head of the Critical Care Business Franchise. He was appointed as Global Head of Medical Affairs Novartis Pharma AG in June 2014 and became an extended member of the Pharma Executive Committee where he led the establishment of a Real World Evidence Center of Excellence and Digital Medicine capability.

Dr Nathwani qualified in medicine in 1987 in London, acquired his specialization in Cardiology at a number of University Hospitals in London, and has a diploma in Pharmaceutical Medicine and an executive Masters in Business Administration.

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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